Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”)
2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
December 8, 2009
Item 3 — News Release
The English version of the news release relating to this material change was distributed by Marketwire on December 8, 2009.
Item 4 — Summary of Material Change
Cameco and Centerra Gold Inc. (“Centerra”) entered into an agreement with a syndicate of underwriters who have agreed to purchase the 88,618,472 common shares of Centerra now held by Cameco, on a bought deal basis, at a price of C$10.25 per share for sale to the public. The offering is expected to provide Cameco with net proceeds of approximately C$872 million prior to payment of expenses. As a result of the sale and the related transfer of Centerra common shares to Kyrgyzaltyn JSC, Cameco will dispose of its entire interest in Centerra.
Item 5 — Full Description of Material Change
Cameco and Centerra entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc. and RBC Capital Markets, who have agreed to purchase the 88,618,472 common shares of Centerra now held by Cameco, on a bought deal basis, at a price of C$10.25 per share for sale to the public.
The offering is expected to provide Cameco with net proceeds of approximately C$872 million prior to payment of expenses. The net proceeds of the offering will further strengthen Cameco’s capital position. Cameco intends to use the net proceeds for general corporate purposes, primarily to grow its core uranium business as it pursues its target of doubling uranium production. None of the proceeds will be received by Centerra. Cameco has agreed to pay customary costs and expenses associated with the offering, other than underwriters’ out-of-pocket costs and their costs of counsel.
As a result of the sale and the related transfer described below, Cameco will dispose of its entire interest in Centerra, consisting of 113,918,472 common shares, or 48.5% of the outstanding common shares. Concurrently with closing of the offering of 88,618,472 common shares, as described above, Cameco will also transfer 25,300,000 common shares of Centerra to Kyrgyzaltyn JSC pursuant to the Agreement on New Terms which Cameco entered into with the Government of Kyrgyz Republic on April 24, 2009.
The common shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and may also be offered on a private placement basis in certain jurisdictions outside of Canada pursuant to applicable prospectus or registration exemptions.
Centerra will file with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, a preliminary short form prospectus in respect of the sale of the shares. The offering is subject to certain customary terms and conditions. Closing of the offering is expected to take place on or about December 30, 2009.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad
Senior Vice-President, Governance, Law and Corporate Secretary
Cameco Corporation
(306) 956-6303
Item 9 — Date of Report
December 14, 2009

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